January 2009
January 2009
Filed by Novacea, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934, as amended
Subject Company: Novacea, Inc.
Commission File No: 000-51967

Safe harbor statement
Safe harbor statement
This slide deck contains forward-looking statements that are based upon current expectations within the meaning of the Private Securities Reform Act of 1995. We intend that such statements be protected by the safe harbor created thereby. Forward-looking statements involve risks and uncertainties and our actual results and the timing of events may differ significantly from the results discussed in the forward-
looking statements. We undertake no obligation to revise or update the forward-looking statements made herein whether as a result of new information, future events or otherwise.  Examples of such forward-
looking statements include, but are not limited to, statements about or relating to: the timing of any responses from the U.S. FDA to the NDA for Intermezzo® previously accepted for filing, the scope of indications potentially covered by potential approval, as well as the potential timing for marketing approval and product launch based on such submission; expectations regarding commercialization plans and efforts with respect to
Intermezzo®,
including efforts to enter into marketing partnerships in Europe and the
United States; the expected timing of closing the merger of Transcept and Novacea; the sufficiency of post closing cash to fund commercialization of
Intermezzo®;
the size and scope of potential markets and
potential revenues for Intermezzo® and our other drug candidates and expected benefits of our drug candidates.
Such forward-looking statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to: difficulties or delays in development, obtaining regulatory approval for, and undertaking production and marketing of our drug candidates; unexpected adverse side effects or inadequate therapeutic efficacy of our drug candidates that could slow or prevent product approval; positive results in clinical trials may not be sufficient to obtain FDA approval; physician or patient reluctance to use Intermezzo® , if approved; failure of Novacea stockholders to approve the issuance of
Novacea common stock to Transcept equity holders in connection with the proposed merger and the resulting change of control; Novacea or Transcept inability to satisfy the conditions of the merger, or that the merger is otherwise delayed or ultimately not consummated; the rates of use of Transcept and Novacea cash and cash equivalents prior to the closing of the merger; our ability to obtain additional financing if necessary; changing standards of care and the introduction of products by competitors or alternative therapies for the treatment of indications we target; the uncertainty of protection for our intellectual property, through patents, trade secrets or otherwise; and potential infringement of the intellectual property rights or trade secrets of third parties.

Experienced management team
Experienced management team
Idenix, Novartis Susan Koppy, VP Corp Dev
Peninsula Pharmaceuticals Sharon Sakai, PhD, VP Regulatory
Alza Nipun Davar, PhD, VP Pharm Sci
Abbott, Searle, Sanofi
F. Steinberg, DO, consulting CMO
Montreux Equity Partners Thomas P. Soloway, CFO
Organon, Wyeth, J&J, Lilly Terrence Moore, VP Marketing/Sales
Procter & Gamble, Searle, Watson Nikhilesh Singh, PhD, CSO/Founder
BMS, Allergan, Neutrogena,
Oclassen Pharmaceuticals
Glenn A. Oclassen, CEO/President
Pfizer, Abbott, Genentech G. Kirk Raab, Chairman

4 The Transcept goal The Transcept goal To become a leading specialty pharmaceutical company addressing important therapeutic needs in psychiatry and sleep medicine

Transcept business strategy
Transcept business strategy
Develop products to derive new patient benefits from proven
CNS agents
– Known safety and efficacy profile from established parent compounds
– Reduced risk development strategy
– Proprietary products; significant market opportunities
Establish marketing partnerships to reach international
markets and broader US physician audiences
Build commercial team to address US psychiatry audience
and potentially other high prescribing physicians

Recent Transcept achievements
Recent Transcept achievements
Phase 3 Sleep Laboratory study completed
Phase 3 Outpatient study completed
Key commercial officers hired: June/July 2008
Executed NOVC merger agreement: August 29, 2008
NDA submitted: September 30, 2008
NDA filing accepted: December 15, 2008

Key 2009 goals
Key 2009 goals
Close Novacea merger: Q1 2009
Allowance of formulation patent(s)
U.S. primary care marketing partnership
Ex U.S. development and marketing partnership
Intermezzo
®
NDA approval: PDUFA date July 30, 2009

Intermezzo
®
: a late stage asset with a unique
proposed indication statement
Intermezzo
®
: a late stage asset with a unique
proposed indication statement
Intermezzo
®
(zolpidem tartrate sublingual lozenge) is
indicated for use as-needed for the treatment of insomnia
when a middle of the night awakening is followed by
difficulty returning to sleep

9 Intermezzo ® : Market potential Intermezzo ® : Market potential * * * * * * * *

Total prescriptions (mil)

Transcept
PHARMACEUTICALS, INC.

-
1
2
3
4
5
6
7
Dec
2002
Dec
2003
Dec
2004
Dec
2005
Dec
2006
Dec
2007
Rx insomnia therapeutics: $3.9 billion
1
market, Rx
growth continuing
(1)
IMS Health: $3.9B
for the 12 months ended Sep 2008
Sep
2008

Stanford Sleep Epidemiology Research Center:
middle of the night awakening: #1 insomnia symptom
Stanford Sleep Epidemiology Research Center:
middle of the night awakening: #1 insomnia symptom
Large scale population based sleep epidemiology study
1
,
~9,000 subjects over 4 years
35% report awakenings at least 3x per week
>90% report awakenings persist more than six months
Fewer than 25% of the middle of the night awakening group
reported difficulty going to sleep at bedtime
10.9% of study subjects who experienced middle of the night
awakenings consulted a physician
(1) Maurice M. Ohayon, MD, DSc, PhD: Nocturnal Awakenings and comorbid disorders in the American general population, J of Psych Research (2008)

Intermezzo
®
: No product currently indicated for prn
treatment of middle of the night awakening
Middle of the night awakenings typically did not occur every night, even in a severely afflicted patient group
1
Commonly prescribed 7 to 8 hour sleep aids require
bedtime prophylactic dosing before an awakening occurs
and are not designed for use in the middle of the night
An ideal therapeutic would:
– Be used at the time patients need help returning to sleep, not every night in advance of a problem that may not occur
– Return patients to sleep rapidly
– Use a low enough dose to avoid next day residual effects.
(1) Transcept Pharmaceuticals Phase 3 outpatient study, n = 294

Novel formulation
Low dose
Fast acting
No next day
residual effects
Sleep lab clinical result: 14 minute sleep onset
with 3.5 mg dose
In two Phase 3 studies, no next day residual
effects as compared to placebo
Sublingual lozenge dissolves in ~ 2 minutes
pH drives zolpidem base, rapidly absorbed
72% lower dose than Ambien CR, the most
commonly prescribed insomnia brand
Intermezzo
®
: anticipated to be the first prn
sleep aid
specifically for middle of the night awakenings

Area under the curve (AUC)
(ng.hr/mL)

Transcept
PHARMACEUTICALS, INC.

Intermezzo
®
3.5 mg delivered
more zolpidem earlier than a ~3x higher Ambien
®
dose
Intermezzo
®
3.5 mg delivered
more zolpidem earlier than a ~3x higher Ambien
®
dose
PK comparison study: Intermezzo
®
3.5mg vs. Ambien 10mg PO n=33
Time (min)
9.3x
2.9x
1.4x
Intermezzo
®
3.5 mg
Ambien
®
10 mg
0
1
2
3
4
0 5 10 15 20
Intermezzo 3.5mg
Ambien 10mg p.o.

15 Intermezzo ® : Commercialization Intermezzo ® : Commercialization * * * * * * * *

Intermezzo
®
: key commercialization factors
Intermezzo
®
: key commercialization factors
Intermezzo
®
anticipated to be the first prn
sleep aid
specifically for middle of the night awakenings
Insomnia direct to consumer advertising in decline:
• H1 08: Lunesta
®
-$99.2M, Rozerem
®
-$88.5M
1
• Q1 08: Ambien CR
®
-33%
2
Key worldwide commercialization goals:
– US primary care marketing partnership, Transcept focused on the psychiatry audience and potentially other high prescribing physicians
– Establish development and marketing partnerships in ex-US markets
(1) DTC Perspectives September 10, 2008
(2) DTC Perspectives June 4, 2008

Intermezzo
®
partnering progress
Intermezzo
®
partnering progress
Active discussions underway with both primary care and
specialty marketers, US and Europe
Partner motivation driven by late stage opportunity and
need to fill near term product portfolio gaps
Late stage opportunities are being evaluated primarily by
partner marketing teams
U.S. primary care marketing partner is key to maximizing
Intermezzo
®
revenue
– Market research indicates $600+ million potential
(1)
(1) M/A/R/C Research: Intermezzo ® Market Assessment, June 2008 / BluePrint Research Group: Intermezzo ® Marketing Research, December 2008

18 Finance Finance * * * * * * * *

Financing history and cash position
Financing history and cash position
Financing history
– $71.5M in equity raised over three institutional rounds
– $10M venture debt
– VCs include: NEA, New Leaf, InterWest, Montreux, Hamilton
Bioventures, Vivo, and Peninsula Equity Partners
Financial position at September 30, 2008
– Cash and equivalents: $18.4M
– Note payable: $  4.3M

Intermezzo
®
: marketing partnership advantages
Intermezzo
®
: marketing partnership advantages
Maximize the market opportunity for Intermezzo
®
through access to broad physician audiences
Enhance cash resources
– Up front licensing fee
– Milestone payments
Strengthen Transcept revenue opportunity
– Product revenues
– Royalties

Transcept strategy is to launch Intermezzo
®
with a
primary care marketing partner, however…
Transcept strategy is to launch Intermezzo
®
with a
primary care marketing partner, however…
Combined cash at close of NOVC merger expected to be
sufficient to commercialize Intermezzo
®
with or without a
U.S. primary care marketing partner
– ~30% of U.S. insomnia prescriptions are written by 17,000
physicians
In a Transcept only launch, marketing and sales efforts will focus on these high prescribers

22 Intermezzo ® : Intellectual property Intermezzo ® : Intellectual property * * * * * * * *

Intermezzo
®
: formulation and method of use patents
pending in US and international markets
Intermezzo
®
: formulation and method of use patents
pending in US and international markets
Formulation for transmucosal absorption:
– priority date of February 17, 2004
– low dose zolpidem (about 1mg to about 5 mg)
– formulated with binary buffer for transmucosal absorption
Method of treating MOTN awakenings:
– priority date of May 25, 2005
– low dose zolpidem, about 1mg to about 5 mg
– treatment of middle of the night awakenings
• administration as needed after the subject awakens
– proposed claims cover multiple dosage forms

24 Pipeline development Pipeline development * * * * * * * *

TO-2061:
– Treatment resistant obsessive compulsive disorder (OCD)
– Low dose, fixed combination product: risperidone/ondansetron, or low dose ondansetron alone
– Risperidone blocks dopamine receptor; ondansetron down-
regulates dopamine
– Obsessive compulsive disorder pilot trial: positive data in treatment resistant OCD
– Patents filed: June 2007 and December 2008
NIH licensing opportunity:
– Application submitted to NIMH for exclusive IP license re: the treatment of major depressive disorders
Psychiatry pipeline product candidates
Psychiatry pipeline product candidates

Key 2009 goals
Key 2009 goals
Close Novacea merger: Q1 2009
Allowance of formulation patent(s)
U.S. primary care marketing partnership
Ex U.S. development and marketing partnership
Intermezzo
®
NDA approval: PDUFA date July 30, 2009

Intermezzo ® is a registered trademark of Transcept Pharmaceuticals, Inc.